SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Enstar Group Limited
(Name of Issuer)

Voting Ordinary Shares
(Title of Class of Securities)

G3075P101
(CUSIP Number)

Richard A. Hornung

Cayman Corporate Centre, 3rd Floor

18 Fort Street

George Town, Grand Cayman

+ 345-749-8642

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075P101	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,747,840 Voting Ordinary Shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,747,840 Voting Ordinary Shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,747,840 Voting Ordinary Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.75% (See Item 5)
14	TYPE OF REPORTING PERSON IA

* Consists of (i) 505,445 Voting Ordinary Shares held by Gaoling Fund, L.P., (ii) 38,042 Voting Ordinary Shares held by YHG Investment, L.P., and (iii) 1,204,353 Voting Ordinary Shares held by Hillhouse Fund III, L.P.

CUSIP No. G3075P101	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the voting ordinary shares, par value $1.00 per share (the "Voting Ordinary Shares") of Enstar Group Limited., an exempted Bermuda company (the "Issuer"), the principal executive offices of which are located at Windsor Place, 3rd Floor, 22 Queen Street, Hamilton HM JX, Bermuda.

Item 2.	Identity and Background

This Schedule 13D is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("Hillhouse Capital" or the "Reporting Person"). Hillhouse Capital acts as the sole general partner of YHG Investment, L.P. ("YHG") and the sole management company of Gaoling Fund, L.P. ("Gaoling") and Hillhouse Fund III, L.P. ("Fund III," and together with YHG and Gaoling, the "Hillhouse Entities"). Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Voting Ordinary Shares held by the Hillhouse Entities.

The principal business of Hillhouse Capital is investment management and its business address is Cayman Corporate Centre, 3rd Floor, 18 Fort Street, George Town, Grand Cayman. The directors of Hillhouse Capital are Jun Shen ("Mr. Shen") and Colm O'Connell ("Mr. O'Connell"). Mr. Shen and Mr. O'Connell are employees of Hillhouse Capital and Mr. Lei Zhang is the President and Chief Investment Officer of Hillhouse Capital.

During the past five years neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Voting Ordinary Shares reported herein.

Item 3.	Source and Amounts of Funds or Other Consideration

Except as described in Item 4, the Hillhouse Entities used internally generated funds to purchase securities of the Issuer. YHG and Gaoling used a total of $93,442,689.50 in the aggregate, excluding brokerage commissions, to acquire the Voting Ordinary Shares reported in this Schedule 13D as being held by them. The Voting Ordinary Shares held by Fund III were acquired as described in Item 4.

CUSIP No. G3075P101	SCHEDULE 13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction

The Reporting Person acquired the Voting Ordinary Shares to which this Schedule 13D relates for investment purposes in the ordinary course of business, and not with the purpose nor with the effect of changing or influencing the control or management of the Issuer.  An employee of the Reporting Person, Liu Jie, serves on the board of directors of the Issuer (the "Board").

As described in the Current Reports on Form 8-K filed by the Issuer on February 8, 2018 (the "February 8-K") and May 17, 2018, the Issuer, Fund III and the other parties thereto entered into an exchange agreement on February 2, 2018 (the "Exchange Agreement"). Pursuant to the Exchange Agreement, on May 14, 2018, Fund III acquired (i) 1,039,088 Voting Ordinary Shares and 505,239 of the Issuer's non-voting ordinary shares, par value $1.00 per share (the "Non-Voting Ordinary Shares"), in exchange for 13,500,000 common shares of KaylaRe Holdings Ltd. ("KaylaRe") previously held by HH KaylaRe Holdings, Ltd. ("HH KaylaRe"), which is owned by Fund III, and (ii) 165,265 Voting Ordinary Shares in exchange for 1,444,689 warrants of KaylaRe previously held by HH KaylaRe. As described in the February 8-K, the Issuer has agreed to use reasonable best efforts within 90 days of the closing of the exchange transaction, to register for resale pursuant to the Securities Act of 1933, as amended, the Voting Ordinary Shares issued to Fund III.

Except as disclosed in this Schedule 13D, the Reporting Person currently has no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person and its representatives may and from time to time engage in discussions with members of management, and the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer’s business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D.

The Reporting Person intends to review its investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management and the Board, price levels of the Securities (as defined below), other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including, without limitation, exchanging information with the Issuer or other third parties pursuant to appropriate confidentiality or similar agreements; proposing changes in the Issuer's operations, management, Board, governance or capitalization; acquiring additional equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities") or disposing of some or all of the Securities beneficially owned by it, in public market or privately negotiated transactions; entering into financial instruments or other agreements that increase or decrease the economic exposure of the Hillhouse Entities with respect to their investment in the Issuer and/or otherwise changing the Reporting Person's intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Voting Ordinary Shares and percentages of the Voting Ordinary Shares beneficially owned by the Reporting Person. The percentage used in this Schedule 13D is calculated based upon 17,932,970 Voting Ordinary Shares outstanding as of May 14, 2018 according to information provided by the Issuer to the Reporting Person.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Voting Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 4 and as set forth herein, the Reporting Person has not effected any transaction in the Voting Ordinary Shares within the past sixty days.

(d)	No person other than the Hillhouse Entities is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Voting Ordinary Shares reported herein.

(e)	Not applicable.

CUSIP No. G3075P101	SCHEDULE 13D	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person’s response to Item 4 is incorporated by reference into this Item 6.

Gaoling, YHG and Fund III hold 1,308,259, 98,472 and 505,239 Non-Voting Ordinary Shares, respectively.

Item 7.	Material to be Filed as Exhibits

None.

CUSIP No. G3075P101	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 24, 2018

HillHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung Title: General Counsel and Chief Compliance Officer